Exhibit 99.3

The Quarterly FIRST QUARTER 2016 Hydro quebec working better every day

Hydro-Québec posted net income of $1,584 million for the first quarter of 2016. This is the third time in the company’s history that net income has exceeded the $1.5-billion mark for the first three months of the year. On the Québec market, temperatures led to a 5.1-TWh reduction in electricity sales compared to last year, and consequently to a $223-million decrease in supplies provided by
Hydro-Québec Production to Hydro-Québec Distribution. This essentially accounts for the variance with first-quarter 2015 net income, which totaled $1,790 million. On markets outside Québec, Hydro-Québec Production’s net electricity exports were maintained at more than 8 TWh for $571 million, comparable to the 2015 figure.
During the quarter, our teams handled several projects that will shape the future of the company. Hydro-Québec’s Strategic Plan, which revolves around the four main business strategies announced when I was appointed in June 2015, was without a doubt one of the quarter’s major accomplishments. With regard to these strategies, our customer service efforts have already begun to bear fruit. Our customer satisfaction survey results reached 87% for the quarter, compared to an average of 82% in 2015.
In addition, the Régie de l’énergie’s decision to set the rate increase at 0.7% reflects our commitment to keep rate increases lower than or equal to inflation. For the first time in Hydro-Québec’s recent history, the company carried out an information and advertising campaign. I am very proud of this large-scale initiative, which ran from January 12 to the end of February. I personally granted several media interviews to explain our business context and I delivered a speech to the members of the Board of Trade of Metropolitan Montreal. We also laid the groundwork to position the company on the path to growth on external markets, and we are working tirelessly to lower our operating expenses in order to create the most value possible for our shareholder and the community. In closing, I would like to highlight the hard work carried out by our employees, without whom we could not have achieved such positive results. I have already had the opportunity to meet several thousands of them. Their skills and engagement are at the heart of our success and I am grateful to them all. Message from the President and Chief Executive Officer Éric Martel, President and Chief Executive Officer NET INCOME FOR THE QUARTER WAS
$1,584 MILLION
THE CUSTOMER
SATISFACTION
INDEX WAS
87%
COMPARED TO 82%
IN 2015
OUR INVESTMENTS
DURING THE
QUARTER TOTALED
$618 MILLION
THE 0.7 % RATE INCREASE, WHICH
CAME INTO EFFECT
ON APRIL 1, IS BELOW
INFLATION

Highlights

Tangible initiatives // To better meet the needs expressed by our customers, Hydro-Québec announced several key initiatives designed to improve our services, such as extending the business hours of our customer relations centres to include evenings and weekends. We also launched new Web services and made them mobile-responsive. Customers can now track the status of their work requests and monitor any outages affecting them via our Web site.

Two world-class scientists // Karim Zaghib, Director – Energy Storage and Conversion at Hydro-Québec's research institute, IREQ, was nominated among the world's most influential scientists by Thomson Reuters and its prestigious list of top researchers, The World's Most Influential Scientific Minds. Ashok Vijh, Research Fellow at IREQ, received the University of Ottawa's Faculty of Science Alumni Award of Excellence. In collaboration with two other co-authors, they recently published *Lithium Batteries: Science and Technology* (Springer), a landmark book on the science of batteries.

A promising project // In early 2016, Hydro-Québec participated in a request for proposals from three New England states—Connecticut, Massachusetts and Rhode Island—with a view to increasing hydropower deliveries to that region. Taking into account the issues encountered by the mesh networks of six states, our proposal represents a unique opportunity for New England to begin transitioning toward a large-scale, diversified energy mix.

Positive results // *The Welcome to Hydro-Québec* advertising campaign, launched in January, was primarily designed to better inform our customers, strengthen our ties with them and generate a sense of pride among our employees and the general public. As part of the campaign, our customers were invited to ask us questions about the company on the welcome.hydroquebec.com Web site. By February 29, the date on which the campaign ended, the site had received 129,794 visits and 283,883 pages had been viewed. The short videos included on the site were viewed 203,320 times and we received 1,914 questions from customers on topics such as customer services, dual-energy systems, address changes, next-generation meters, energy efficiency, electricity rates and wind power.

A winning proposal // The Electric Circuit's proposal to set up a fast-charge corridor between Québec and the Ottawa area was selected by the Government of Ontario. By 2017, 14 fast-charge (400-V) stations will be commissioned along highways 401, 416, 417 and 17. Eight 240-V charging stations are also planned for strategic locations in Ottawa. The Electric Circuit, a subsidiary of Hydro-Québec, submitted a joint bid with Metro, Les Rôtisseries St-Hubert and the City of Ottawa. The charging stations will be manufactured by the Electric Circuit's supplier, Québec-based AddÉnergie.


OBJECTIVE FOR 2030
TO DOUBLE HYDRO-QUÉBEC'S REVENUE
2015
$13.8 billion
2030
$27 billion

During the quarter, we announced our intention to double Hydro-Québec's revenue by 2030.

FINANCIAL HIGHLIGHTS ($M)

	March 31	June 30	September 30
Revenue	**4,302**		
Electricity sales in Québec	3,647		
Electricity sales outside Québec	555		
Other revenue	100		
Expenditure	**2,065**		
Financial expenses	**653**		
Net income	**1,584**		
Investments	**618**		

Detailed quarterly financial results available on the web site